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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Commission File Number 1-15224

Energy Company of Minas Gerais
(Translation of Registrant's Name Into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F  ☒    Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG
COMPANHIA ABERTA
CNPJ 17.155.730/0001-64

Announcement to the market

Cemig informs its stockholders and investors that, in a meeting held on 28 July 2004, the Supervisory Board was informed of the consolidated financial statements for the first half of 2004, which will be sent to the CVM on 4 August. The financial statements showed net profit of R$ 557 million, or R$ 3.44 per thousand shares. This compares with profit of R$ 535 million in the same period of 2003, representing an increase of 4%.

Sales revenue was R$ 3.395 billion. Cash flow as measured by Ebitda was R$ 1.141 billion, an increase of 60% from the second half of 2003.

Sales of electricity were 18,670 GWh, 4.5% more than in the first half of 2003, with sales to final consumers totaling 18,420 GWh, 3.7% more than in first half 2003.

Operational expenses were 20% higher, led by: purchases of natural gas for resale, which were up 86%; outsourced services, which increased 20%; and energy bought for resale, 4% higher than in the first half of 2003. Personnel expenses were 31% higher, primarily resulting from provisioning for expenses under the Voluntary Retirement Program, totaling R$ 24 million, which will make possible the reduction of approximately 1,000 in the company's number of employees.

The financial result, which was impacted by payment of R$ 200 million in Interest on Equity, also made a significant contribution.

Cemig will hold a meeting with the domestic and international investor markets on 5 August, announcing further details and making comments.

Belo Horizonte, 28 July 2004

Flávio Decat de Moura

CFO and Director of Investor Relations

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG
By:	/s/ FLÁVIO DECAT DE MOURA

	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor Relations Officer

Date: July 30, 2004

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COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG COMPANHIA ABERTA CNPJ 17.155.730/0001-64
Announcement to the market
SIGNATURES